  ANIMAS RESOURCES LTD.                                      TSX.V: ANI

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#410 – 325 Howe St., Vancouver, BC Canada V6C 1Z7   Tel: 604-687-6197   Fax: 604-688-3392

Animas Plans Exploration at Ariel Copper/Gold Target and

Updates on Targeting / Drilling El Tigre

Press Release

Source: Animas Resources Ltd. On Thursday March 25, 2010, 9:30AM EDT

VANCOUVER, BRITISH COLUMBIA -- (Marketwire - March 25, 2010)

Highlights:

- Field visit confirms large alteration system in volcanics at Ariel

- Modeling of data at El Tigre identifies both skarn and intrusive targets

- Drilling program planned to start in Mid-April

Animas Resources (TSX VENTURE: (ANI - News) is pleased to report the initial field reviews of the Ariel concessions verify an extensive alteration system worthy of follow-up mapping and sampling. Data review and modeling of the recently collected district-wide gravity data is assisting targeting at El Tigre (Santa Gertrudis district) and suggests two other potential target areas for future consideration.

Ariel Concessions

The Ariel concessions are located approximately 44 kilometers east-southeast of the town of Nacozari, Sonora. Geologically the area is comprised of quartz-poor volcanics of possible andesitic composition.  Locally quartz-poor dikes may cut the older volcanic rocks. Intense alteration in the area makes it difficult to determine the original rock types.

A very large alteration/mineralization system is present on the Ariel concessions. This system is approximately 4-5 kilometers in length and approximately 2-3 kilometers wide.  The volcanic rocks within this zone of alteration / mineralization are strongly altered to pervasive clay-(+/-sericite) and goethite-hematite (after 2-5% disseminated greater than veinlet controlled pyrite). Variable quartz-FeOx (after pyrite) veining is present within the argillized and pyritized volcanics and locally, they approach a near stockwork (1-20 veins/meter).  Breccias are irregular in lateral extent and are comprised of variably silicified volcanic fragments set in a variable silica/FeOx matrix.

The Ariel alteration system is large and intense. Additional mapping and sampling is required to fully evaluate the mineral potential.  Animas plans on moving a field team to the project shortly to map and sample the prospect as a foundation to develop additional work or targets.

El Tigre - Santa Gertrudis

Data review by Dr. Odin Christensen, John R. Wilson, Jefferson Chambers and John R. Reynolds confirms the details of the El Tigre target and recommends up to 3,000 meters of drilling.  Prior to the final drill site selection several select dipole dipole IP lines will be run to refine the several drill hole locations. Drilling is scheduled to start in mid-April.

To view the maps accompanying this news release please click on the following link: http://media3.marketwire.com/docs/ani325figs.pdf.

El Tigre area gravity with alteration targets     El Tigre area Magnetics with mineral zoning

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at http://www.sedar.com/).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

http://www.animasresources.com/